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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No. 1)(1)



                                 ICT Group, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   44929Y 10 1
        ----------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

---------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

-------------------                                                  -----------
CUSIP NO. 44929Y101                   13G                            Page 2 of 6
-------------------                                                  -----------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY)

           Eileen Brennan Oakley, Trustee

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [X]


--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                    1,757,801(1)

                             ---------------------------------------------------
                             6      SHARED VOTING POWER

    NUMBER OF SHARES                0
      BENEFICIALLY
     OWNED BY EACH           ---------------------------------------------------
    REPORTING PERSON         7      SOLE DISPOSITIVE POWER
         WITH
                                    1,757,801(1)

                             ---------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                    0

--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,757,801(1)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           14.4%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                                  -----------
CUSIP NO. 44929Y101                   13G                            Page 3 of 6
-------------------                                                  -----------

                             FOOTNOTES TO COVER PAGE
                                OF SCHEDULE 13 G


(1) Consists of 142,088 shares held in the name of the 2000 Donald P. Brennan Grantor Retained Annuity Trust, 1,134,465 shares held in the name of the 1997 Brennan Family Trust, and 481,248 shares held in the name of the 1996 Brennan Family Trust. Ms. Oakley serves as the trustee of each of these trusts and has voting and dispositive power over the shares held in such trusts.

Item 1.   (a).  Name of Issuer:  ICT Group, Inc.

          (b). Address of Issuer's Principal Executive Offices: 800 Town Center Drive, Langhorne, Pennsylvania 19047

Item 2.   (a).  Name of Person Filing: Eileen Brennan Oakley, as Trustee of the
                trusts listed in footnote (1) on page 3 of this Schedule 13G/A.

          (b). Address of Principal Business Office or, if None, Residence: c/o John J. Brennan, 800 Town Center Drive, Langhorne, Pennsylvania 19047

          (c).  Citizenship: United States of America

          (d). Title of Class of Securities: Common Stock, par value $0.01 per share.

          (e).  CUSIP Number: 44929Y 10 1


Item 3.   If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check whether the Person Filing is:

          (a)   |_|  Broker or dealer registered under Section 15 of the
                     Exchange Act;

          (b)   |_|  Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c)   |_|  Insurance company as defined in Section 3(a)(19) of the
                     Exchange Act;

          (d)   |_|  Investment company registered under Section 8 of the
                     Investment Company Act;

          (e)   |_|  An investment adviser in accordance with Rule
                     13-d-1(b)(1)(ii)(E);

          (f)   |_|  An Employee benefit plan or endowment fund in accordance
                     with Rule 13-d-1(b)(1)(ii)(F);

          (g)   |_|  A parent holding company or control person in accordance
                     with Rule 13-d-1(b)(1)(ii)(G);

          (h)   |_|  A Savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act;

          (i)   |_|  A church plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment Company Act;

          (j)   |_|  Group, in accordance with Rule 13-d-1(b)(1)(ii)(J);

-------------------                                                  -----------
CUSIP NO. 44929Y101                   13G                            Page 4 of 6
-------------------                                                  -----------

Item 4.   Ownership.

          (a) Amount beneficially owned: 1,757,801 shares of common stock(1). See footnote (1) on page 3 of this Schedule 13G/A.

          (b)   Percent of class: 14.4%

          (c)   Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote: 1,757,801

                (ii)  Shared power to vote or to direct the vote: 0

                (iii) Sole power to dispose or to direct the disposition of:
                      1,757,801

                (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class.
          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          No other persons have the right to receive or the power to direct the receipt of dividends (if any) from, or the proceeds from the sale of, shares covered hereby. However, Donald P. Brennan, as Co-Trustee of the various trusts identified in the footnote to the cover page of this Schedule 13G/A, has the right to participate in decisions regarding the reinvestment of any dividends or the proceeds from any sale of the shares covered hereby.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          N/A

-------------------                                                  -----------
CUSIP NO. 44929Y101                   13G                            Page 5 of 6
-------------------                                                  -----------

Item 8.   Identification and Classification of Members of the Group.
          N/A


Item 9.   Notice of Dissolution of Group.
          N/A


Item 10.  Certifications.

          |_| The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          |X| The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


             [The remainder of this page intentionally left blank.]

-------------------                                                  -----------
CUSIP NO. 44929Y101                   13G                            Page 6 of 6
-------------------                                                  -----------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2002                  By: /s/ Eileen Brennan Oakley
      -------------------------              ----------------------------------
                                             Name:  Eileen Brennan Oakley
                                             Title: Trustee